QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 8
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

Esmark Incorporated
(Name of Subject Company (Issuer))

Severstal Wheeling Acquisition Corp.
(Offeror)
 a wholly-owned subsidiary of
OAO Severstal
(Parent of Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

296475106
(CUSIP Number of Class of Securities)

Sergei Kuznetsov
Chief Financial Officer
OAO Severstal
Klara Tsetkin, 2/3
Moscow, Russia 127299
Telephone: 7 495 540 77 66
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copy to:
 Gary P. Cullen, Esq.
Shilpi Gupta, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
Telephone: (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*: $808,782,243.50	Amount of Filing Fee**: $31,785.14
*
Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 42,014,662 shares of common stock, par value $0.01 per share ("Shares"), of Esmark Incorporated at the tender offer price of $19.25 per share of common stock. As represented by Esmark Incorporated in the Agreement and Plan of Merger, by and between OAO Severstal and Esmark Incorporated and filed as Exhibit (d)(1) to this Schedule TO, as of June 25, 2008, there were 39,510,321 Shares outstanding and a maximum of 2,504,341 Shares issuable pursuant to existing stock options, stock units awards, and to a grantor trust.

**
The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 For Fiscal Year 2008 issued by the Securities and Exchange Commission on December 27, 2007. Such fee equals $39.30 per $1,000,000 of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$26,639.69	Form or registration no.:	Schedule TO-T
Filing Party:	OAO Severstal	Date Filed:	May 30, 2008
Amount previously paid:	$5,145.45	Form or registration no.:	Schedule TO-T/A
Filing Party:	OAO Severstal	Date Filed:	July 2, 2008
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☒
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:        ☒

CUSIP No. 296475106

(1)	NAME OF REPORTING PERSONS OAO Severstal

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions) WC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation

NUMBER OF SHARES BENEFICIALLY OWNED	(7)	SOLE VOTING POWER 100

BY EACH REPORTING PERSON WITH	(8)	SHARED VOTING POWER 38,767,487

	(9)	SOLE DISPOSITIVE POWER 100

	(10)	SHARED DISPOSITIVE POWER 38,767,487

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,767,587(1)

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.2%(1)

(14)	TYPE OF REPORTING PERSON (See Instructions) CO

(1)
Based on 41,169,741 shares outstanding on August 4, 2008.

1

CUSIP No. 296475106

(1)	NAME OF REPORTING PERSONS Severstal Wheeling Acquisition Corp.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions) AF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED	(7)	SOLE VOTING POWER 0

BY EACH REPORTING PERSON WITH	(8)	SHARED VOTING POWER 38,767,487

	(9)	SOLE DISPOSITIVE POWER 0

	(10)	SHARED DISPOSITIVE POWER 38,767,487

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,767,487(1)

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.2%(1)

(14)	TYPE OF REPORTING PERSON (See Instructions) CO

(1)
Based on 41,169,741 shares outstanding on August 4, 2008.

2

        This Amendment No. 8 (this "Amendment No. 8") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 30, 2008 (the "Schedule TO"), as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the Commission on June 5, 2008 ("Amendment No. 1"), by Amendment No. 2 to the Schedule TO filed with the Commission on June 6, 2008 ("Amendment No. 2"), by Amendment No. 3 to the Schedule TO filed with the Commission on June 17, 2008 ("Amendment No. 3"), by Amendment No. 4 to the Schedule TO filed with the Commission on June 20, 2008 ("Amendment No. 4"), by Amendment No. 5 to the Schedule TO filed with the Commission on June 26, 2008 ("Amendment No. 5"), by Amendment No. 6 to the Schedule TO filed with the Commission on July 2, 2008 ("Amendment No. 6") and by Amendment No. 7 to the Schedule TO filed with the Commission on July 22, 2008 ("Amendment No. 7") by OAO Severstal, a Russian joint stock company ("Severstal"), on behalf of Severstal Wheeling Acquisition Corp., a Delaware corporation formed on July 11, 2008 and an indirect, wholly owned subsidiary of Severstal ("Purchaser"). The Schedule TO, as amended, relates to Purchaser's offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Esmark Incorporated, a Delaware corporation (the "Company"), and the associated preferred share purchase rights (the "Rights," and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of June 13, 2008, between the Company and Computershare Trust Company, N.A., as Rights Agent, for $19.25 per Share, net to the seller in cash (less applicable withholding taxes and without interest). Purchaser's offer is made upon the terms and conditions described in the Offer to Purchase, dated May 30, 2008, the First Amendment and Supplement to the Offer to Purchase, dated June 5, 2008 and the Second Amendment and Supplement to the Offer to Purchase, dated July 2, 2008, (collectively, as amended or supplemented from time to time, the "Offer to Purchase"), and in the Letter of Transmittal and instructions thereto (which, as they each may be amended or supplemented from time to time, together constitute the "Offer").

        Except as specifically set forth herein, this Amendment No. 8 does not modify any of the information previously reported on the Schedule TO, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 or Amendment No. 7. You should read this Amendment No. 8 together with the Schedule TO, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

ITEMS 1 THROUGH 9 AND 11.

        The offering period of the Offer expired at 10:00 a.m., Eastern Daylight Time, on Monday, August 4, 2008, with a total of 38,767,487 Shares being validly tendered in the Offer and not withdrawn, representing approximately 94.17% of the outstanding Shares. All Shares that were validly tendered during the Offer have been accepted for purchase, and Severstal paid for all validly tendered and delivered Shares on August 4, 2008.

        Following the expiration of the offering period, on August 4, 2008, Severstal effected a merger to complete the acquisition of Esmark without a vote or meeting of Esmark stockholders pursuant to the short-form merger procedure available under Delaware law. In the merger, each outstanding Share not tendered and purchased in the Offer (other than shares in respect of which appraisal rights are validly exercised under Delaware law) were converted into the right to receive the same $19.25 per share price, without interest and less any required withholding taxes, that was paid in the Offer. As a result of the merger, the Common Stock will cease to be traded on the NASDAQ Global Select Market.

        The full text of the press release Severstal issued on August 5, 2008 is filed as Exhibit (a)(5)(H) hereto.

3

ITEM 12.    EXHIBITS

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

        (a)(5)(H)    Press Release issued by Severstal, dated August 5, 2008

4

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OAO SEVERSTAL
	By:	/s/ GREGORY MASON
		Name:	Gregory Mason
		Title:	Chief Operating Officer
SEVERSTAL WHEELING ACQUISITION CORP.
	By:	/s/ GREGORY MASON
		Name:	Gregory Mason
		Title:	President
Date: August 5, 2008

 EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT
(a)(1)(A)*	Offer to Purchase dated May 30, 2008
(a)(1)(B)*	Form of Letter of Transmittal
(a)(1)(C)*	Form of Notice of Guaranteed Delivery
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(1)(F)*	Form of Guidelines for Request for Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)*	Amendment and Supplement to Offer to Purchase, dated June 5, 2008
(a)(1)(H)*	Second Amendment and Supplement to Offer to Purchase dated July 2, 2008
(a)(1)(I)*	Amended and Restated Form of Letter of Transmittal
(a)(1)(J)*	Amended and Restated Form of Notice of Guaranteed Delivery
(a)(1)(K)*	Amended and Restated Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(1)(L)*	Amended and Restated Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees
(a)(5)(A)*	Form of Summary Advertisement
(a)(5)(B)*	Press Release issued by Severstal, dated May 30, 2008
(a)(5)(C)*	Press Release issued by Severstal, dated June 5, 2008
(a)(5)(D)*	Press Release issued by Severstal, dated June 17, 2008
(a)(5)(E)*	Press Release issued by Severstal, dated June 19, 2008
(a)(5)(F)*	Press Release issued by Severstal, dated June 25, 2008
(a)(5)(G)*	Press Release issued by Severstal, dated July 18, 2008
(a)(5)(H)	Press Release issued by Severstal, dated August 5, 2008
(b)*	Commitment Letter, dated May 23, 2008, between Severstal and ABN-AMRO, BNP Paribas SA and Citibank, N.A. London
(d)*	Proposed form of merger agreement among Severstal, Purchaser and the Company
(d)(1)*	Agreement and Plan of Merger, by and between OAO Severstal and Esmark Incorporated, dated June 25, 2008
(d)(2)*	Tender and Support Agreement, by and between OAO Severstal and Franklin Mutual Advisers, LLC, as agent for each of the funds listed on a signature page thereto, dated June 25, 2008
(h)	Not Applicable

*
Previously filed

QuickLinks

  ITEMS 1 THROUGH 9 AND 11.
  ITEM 12. EXHIBITS
SIGNATURE
EXHIBIT INDEX